SCHEDULE 1
Executive Officers and Directors of First Eagle Holdings, Inc.

The name and principal occupation of each director and executive officer of First Eagle Holdings, Inc. are set forth below. The address for each person listed below is c/o First Eagle Holdings, Inc., 1345 Avenue of the Americas, New York, NY 10105. All executive officers and directors listed are United States citizens.

OFFICERS:

Name	**Principal Occupation**
Mehdi A. Mahmud*	Chief Executive Officer and President
Michael Constantino	Chief Financial Officer and Treasurer
David P. O’Connor	General Counsel and Secretary
Chun Fong	Assistant Treasurer

* Also a Director

None of the officers or directors of First Eagle Holdings, Inc. own any Common Shares of the Issuer.